

October 11, 2022

Philippe Krakowsky
Chief Executive Officer
The Interpublic Group of Companies, Inc.
909 Third Avenue
New York, New York 10022

      Re: The Interpublic Group of Companies, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2021
           Filed February 22, 2022
           Response dated October 5, 2022
           File No. 001-06686

Dear Philippe Krakowsky:

We have reviewed your October 5, 2022 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 19, 2022 letter.

Response filed October 5, 2022

Form 10-K for the Fiscal Year Ended December 31, 2021
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

1.   We have reviewed your response to comment 2 but are not convinced by your response that your presentation of operating expense ratios based on revenue before billable expenses is appropriate even though management uses these measures internally to manage the business, measure financial performance, set budgets and pay incentives. As requested in our prior comment, please revise to eliminate the presentation of operating expenses as a percentage of revenues before billable expenses. As noted in our prior comment, we will not object to the presentation of segment EBITA and segment EBITA

margin as a percentage of revenue before billable expenses since this is your measure of segment profitability. However, no totals or subtotals of operating expenses as a percentage of revenues before billable expenses should be provided. Please revise future filings, accordingly.

You may contact Tony Watson at (202) 551-3318 or Linda Cvrkel at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services